EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 7, 2018 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today released unaudited interim financial information for the three and six months ended June 30, 2018 as follows:

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018	2018	2017	2018	2018
	CNY	CNY	US$	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Restated)			(Restated)
CONTINUING OPERATIONS

Administrative expenses	(1,893)	(1,272)	(192)	(2,939)	(3,287)	(496)
Other operating expense	—	—	—	—	—	—
OPERATING LOSS FROM CONTINUING OPERATIONS	(1,893)	(1,272)	(192)	(2,939)	(3,287)	(496)

Finance costs	(1)	—	—	(1)	(3)	—
Interest income	9	7	1	19	16	2
Non-operating expenses, net	—	(143)	(22)	—	(286)	(43)
LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	(1,885)	(1,408)	(213)	(2,921)	(3,560)	(537)
Income tax expense	—	—	—	—	—	—
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	(1,885)	(1,408)	(213)	(2,921)	(3,560)	(537)

DISCONTINUED OPERATIONS

(Loss)/profit for the period from discontinued operations	(1,344)	—	—	7,679	—	—
(LOSS)/PROFIT FOR THE PERIOD	(3,229)	(1,408)	(213)	4,758	(3,560)	(537)

Other comprehensive loss:
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	(571)	(101)	(15)	(745)	(95)	(14)
TOTAL OTHER COMPREHENSIVE LOSS	(571)	(101)	(15)	(745)	(95)	(14)
TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE PERIOD, NET OF TAX	(3,800)	(1,509)	(228)	4,013	(3,655)	(551)
BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (PRESENTED IN CNY PER SHARE):
For (loss)/profit for the period	(0.13)	(0.06)	(0.01)	0.19	(0.14)	(0.02)
For loss from continuing operations	(0.08)	(0.06)	(0.01)	(0.12)	(0.14)	(0.02)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2017	2018	2018
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	337	303	46

TOTAL NON-CURRENT ASSETS	337	303	46

CURRENT ASSETS
Prepayments	39	87	13
Other receivables	10,494	756	112
Cash and cash equivalents	18,878	7,481	1,130

TOTAL CURRENT ASSETS	29,411	8,324	1,255

TOTAL ASSETS	29,748	8,627	1,301

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and other payables and accrued liabilities	3,141	1,486	224
Taxes payable	16,792	17,078	2,579
Due to related companies	13,747	2,525	381
Due to the Shareholder	11,573	6,698	1,011

TOTAL CURRENT LIABILITIES	45,253	27,787	4,195

NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES	—	—	—

TOTAL LIABILITIES	45,253	27,787	4,195

EQUITY
Issued capital	312,081	312,081	47,124
Reserves	(327,586)	(331,241)	(50,018)

TOTAL EQUITY	(15,505)	(19,160)	(2,894)

TOTAL LIABILITIES AND EQUITY	29,748	8,627	1,301

For the convenience of the reader, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.6225 as quoted by www.ofx.com as of June 30, 2018, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of profit or loss and other comprehensive income for the three and six months ended June 30, 2018 (unaudited) and the condensed consolidated statements of financial position as of June 30, 2018 (unaudited) are derived from, and should be read in conjunction with, the Company's unaudited condensed consolidated financial statements for the three and six months ended June 30, 2018 and 2017, as furnished to the Securities and Exchange Commission on December 7, 2018 under cover of Form 6-K. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2018.

The disposal of Double Grow International Limited (“Double Grow”) was completed on December 29, 2017 and Double Grow was classified as a discontinued operation. Accordingly, the results of Double Grow were separately reported as a "discontinued operation" in the condensed consolidated statement of profit or loss for the period ended June 30, 2017. The comparative amounts reported in the condensed consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. As a result of the disposal of Double Grow, the relevant line items in the condensed consolidated statements of profit or loss for the three months and six months ended June 30, 2017 have been restated.

Mr. Edward Wong, the Company's Chairman and CEO, commented: "In November 2017, we acquired all of the outstanding equity interests in Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”), which owns the right to explore for minerals at Moruogu Tong Mine located in the Inner Mongolia Autonomous Region of the PRC. In 2018, Bayannaoer Mining completed testing at 15 drill holes covering a total of 5,578 metres, which has led to an increased lead resource estimate at the mine.  The presence of copper mineralization or copper bodies was also detected in four of the drill holes.  In addition, we continue to explore new business opportunities to contribute to revenues and enhance shareholder values."

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metals.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties related to the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal price volatility; uncertainties related to our ability to fund operations; uncertainties associated with the Company’s reliance on third-party contractors; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors." While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.